                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __)*

                             Prime Response, Inc.
                             --------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   74158B100
                                (CUSIP Number)

                              Samuel T. Spadafora
                           Chordiant Software, Inc.
                   20400 Stevens Creek Boulevard, Suite 400
                              Cupertino, CA 95014
                                (408) 517-6100

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 8, 2001
                                ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d(f) or Rule 13d (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

------------------------------
CUSIP NO.   74158B100                   13D
         ---------------
------------------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Chordiant Software, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      93-1051328
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [_]
                                                                (b) [_]
-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      OO
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

     NUMBER OF
                          0
      SHARES       ------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY             8,192,828*
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING
                          0
      PERSON       ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          8,192,828*
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


      8,192,828* shares
-------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]


-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      40.0%*
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      CO
-------------------------------------------------------------------------------

Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Chordiant Software, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Rule 13(d)-4 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

* Does not include warrants to purchase an aggregate of 276,211 shares of Prime Response Common Stock, which warrants are exercisable within 60 days of January 8, 2001, held by the persons listed on this Schedule II.

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Prime Response Common Stock"), of Prime Response, Inc., a Delaware corporation ("Prime Response"). The principal executive offices of Prime Response are located at 150 CambridgePark Drive, Cambridge, MA 02140.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) The name of the person filing this statement is Chordiant Software, Inc., a Delaware corporation ("Chordiant Software"). Chordiant Software provides e-business infrastructure software that it believes enables companies to offer their customers personalized marketing, sales programs, e-business services and customer support across multiple communication channels.

     (b) The address of the principal office and principal business of Chordiant Software is 20400 Stevens Creek Boulevard, Suite 400, Cupertino, CA 95014.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Chordiant Software's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Chordiant Software nor, to Chordiant Software's knowledge, any person named in Schedule I to this
     Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Chordiant Software nor, to Chordiant Software's knowledge, any person named in Schedule I to this
     Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the directors and executive officers of Chordiant Software named in Schedule I to this Schedule 13D are citizens of the United States, except for Stephen Kelly who is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

To facilitate the consummation of the Merger (as defined in Item 4 of this Schedule 13D), certain stockholders of Prime Response have entered into Voting Agreements with Chordiant Software and have entered into and delivered Irrevocable Proxies in favor of Chordiant Software as described in Item 4 and
Item 5 of this Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION

     (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of January 8, 2001, (the "Merger Agreement"), among Chordiant Software, Puccini Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Chordiant Software ("Merger Sub"), and Prime Response, and subject to the conditions set forth therein (including, but not limited to, the adoption of the Merger Agreement by the stockholders of both Chordiant Software and Prime Response), Merger Sub will be merged with and into Prime Response (the "Merger"), Prime Response will become a wholly-owned subsidiary of Chordiant Software and each outstanding share of Prime Response Common Stock will be converted into a fraction of a share of common stock of Chordiant Software in accordance with the Merger Agreement. In addition, Chordiant Software will assume certain options and warrants to purchase Prime Response Common Stock on the terms set forth in the Merger Agreement. Concurrently with and as a condition to the execution and delivery of the Merger Agreement, Chordiant Software and the persons named on Schedule II to this Schedule 13D entered into Voting Agreements and the persons named on Schedule II to this Section 13D executed and delivered Irrevocable Proxies in favor of Chordiant Software.

     The description contained in this Item 4 of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which has been previously filed with the Securities and Exchange Commission as part of Chordiant's Form 8-K, dated January 17, 2001 (No. 000-29357), and is incorporated by reference herein.

     (c) Not applicable.

     (d) If the Merger is consummated, Prime Response will become a wholly-owned subsidiary of Chordiant Software, and Choridant Software will subsequently determine the size and membership of the board of directors of Prime Response and the officers of Prime Response.

     (e) The Merger Agreement prohibits Prime Response from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities.
     Upon consummation of the Merger, Prime Response will become a wholly-owned subsidiary of Chordiant Software, and will cease to be a reporting company under the Exchange Act.

     (f) Upon consummation of the Merger, Prime Response will become a wholly-owned subsidiary of Chordiant Software.

     (g) The Merger Agreement contains a number of provisions limiting the ability of Prime Response to become acquired by, or to pursue the acquisition of Prime Response by, any persons other than Chordiant Software during the pendency of the Merger Agreement. Upon consummation of the Merger, the certificate of incorporation of Prime Response will be amended and restated to conform to Exhibit B of the Merger Agreement.

     (h) Upon consummation of the Merger, the Prime Response Common Stock will cease to be quoted on any quotation system or exchange.

     (i) Upon consummation of the Merger, the Prime Response Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, Chordiant Software currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D (although Chordiant Software reserves the right to develop such plans or proposals).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a)- (b) As a result of the Voting Agreements and the Irrevocable Proxies, at any time before the earlier of the date upon which the Merger Agreement is validly terminated or the date upon which the Merger is consummated, Chordiant Software has the shared power to vote an aggregate of 8,192,828 shares of Prime Response Common Stock for the limited purpose of voting (i) in favor of the Merger and the adoption of the Merger Agreement and in favor of each of the other actions contemplated by the Merger Agreement and any action that could reasonably be expected to facilitate the consummation of the Merger; (ii) against any action or agreement that could result in a breach of any representation, warranty, covenant or obligation of Prime Response in the Merger Agreement or in this Voting Agreement; and (iii) against the following actions (other than the Merger and the other transactions contemplated by the Merger Agreement) (collectively, hereinafter referred to as the "Other Actions"): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Prime Response or any of its subsidiaries; (B) any sale, lease or transfer of a material amount of assets of any of Prime Response or any of its subsidiaries (other than in the ordinary course of business); (C) any reorganization, recapitalization, dissolution or liquidation of any of Prime Response or any of its subsidiaries; (D) any removal of or change in a majority of the board of directors of Prime Response; (E) any amendment to the Prime Response's certificate of incorporation; (F) any material change in the capitalization of Prime Response or Prime Response's corporate structure; and (G) any other action that is inconsistent with the Merger or that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or this Voting Agreement.

     In addition, as a result of the Voting Agreements and the Irrevocable Proxies, for a period of 180 days after termination of the Merger Agreement under certain circumstances, Chordiant Software will have the power to vote an aggregate of 8,192,828 shares of Prime Response Common Stock for the limited purpose of voting (i) against any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest made or submitted by Chordiant Software) contemplating or otherwise relating to any transaction or series of transactions involving: (A) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, tender offer, exchange offer or other similar transaction (1) in which Prime Response or any of its subsidiaries is a constituent corporation, (2) in which a person or group of persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of Prime Response or any of its subsidiaries, or (3) in which Prime Response or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of Prime Response or any of its subsidiaries; (B) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated net revenues, net income or assets of Prime Response or any of its subsidiaries; or (C) any liquidation or dissolution of Prime Response or any of its subsidiaries, and against the approval or adoption of any related transaction or agreement; (ii) against any action that is intended, or could reasonably be expected, to facilitate the consummation of any of the foregoing transactions; and (iii) against any Other Action. The stockholders of Prime Response who are parties to the Voting Agreements and who have executed and delivered Irrevocable Proxies to Chordiant Software agreed not to enter into any agreement or understanding with any person or group of persons to vote or give instructions inconsistent with clause "(i)," "(ii)" or "(iii)" of the preceding sentence, and retained the right to vote their shares of Prime Response Common Stock on all matters other than those identifies in the Voting Agreements.

     The shares covered by the Voting Agreements constitute 40% of the issued and outstanding shares of Prime Response Common Stock as of January 8, 2001. The description contained in Item 4 and this Item 5 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the Form of Voting Agreement and Irrevocable Proxy, a copy of which is attached to this Schedule 13D as
     Exhibit 2.2.

     Also in connection with the Merger Agreement, each person that may be deemed to be an affiliate (as such term is defined in Rule 405 under the Securities Act of 1933, as amended) of Prime Response (individually an "Affiliate" and collectively, the "Affiliates") has executed and delivered, or will execute and deliver, an Affiliate Agreement, dated as of January 8, 2001, (individually, an "Affiliate Agreement" and collectively, the "Affiliate Agreements") to Chordiant Software. Pursuant to Section 2(a) thereof, each Affiliate has agreed that, from the date of the Affiliate Agreement through the date on which financial results covering at least 30 days of post-Merger combined operations of Chordiant Software and Prime Response have been published: (i) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any capital stock of Prime Response (including, without limitation, all capital stock owned by the Affiliate and any additional shares of capital stock acquired by the Affiliate, whether upon exercise of a stock option, warrant or conversion of securities or otherwise), except pursuant to and upon consummation of the Merger, or (B) any option, warrant, convertible securities or other right to purchase any shares of capital stock of Prime Response, except pursuant to and upon consummation of the Merger; and (ii) such Affiliate shall not sell, transfer or otherwise dispose of, or reduce such Affiliate's interest in or risk relating to, (A) any shares of capital stock of Chordiant (including, without limitation, the shares of Chordiant common stock and any additional shares of capital stock of Chordiant acquired by the Affiliate, whether upon exercise of a stock option, warrant or conversion of securities or otherwise) or (B) any option, warrant, convertible securities or other right to purchase any shares of capital stock of Chordiant Software. The Affiliates have also agreed, pursuant to Section 2(b) of the Affiliate Agreements, not to transfer any shares of Chordiant common stock received in the Merger, except in accordance with applicable securities laws. The description contained in this Item 5 of the transactions contemplated by the Affiliate Agreements is qualified in its entirety by reference to the full text of the form of Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

To Chordiant Software's knowledge, no shares of Prime Response Common Stock are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Voting Agreements and Irrevocable Proxies.

Set forth in Schedule II to this Schedule 13D is the name of each person with whom Chordiant Software shares the power to vote or to direct the vote or to dispose or direct the disposition of Prime Response Common Stock in the manner described above.

During the past five years, to Chordiant Software's knowledge, neither the entities named in Schedule II nor the persons named in Schedule III to this
Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Chordiant Software's knowledge, neither the entities named in Schedule II nor the persons named in Schedule III to this
Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Chordiant Software's knowledge, the person named in Schedule III to this
Schedule 13D is a citizens of the United States.

     (c) Neither Chordiant Software, nor to Chordiant Software's knowledge, any person named in Schedule I to this Schedule 13D, has effected any transaction in Prime Response Common Stock during the past 60 days, except as disclosed herein.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Chordiant Software's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Prime Response, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.    DESCRIPTION
-----------    -----------

2.1 Agreement and Plan of Merger and Reorganization, dated as of January 8, 2001, by and among Chordiant Software, Inc., a Delaware corporation, Puccini Acquisition Corp., a Delaware corporation, and Prime Response, Inc., a Delaware corporation, previously filed as Exhibit 2.1 to Chordiant's Form 8-K, dated January 17, 2001 (No. 000-29357), and incorporated by reference herein.

99.1 Form of Voting Agreement in substantially the form entered into between Chordiant Software, Inc., a Delaware corporation and the persons listed on Schedule II to this Schedule 13D, and Form of Irrevocable Proxy in substantially the form executed by the persons listed on Schedule II to this Schedule 13D in favor of Chordiant Software.

99.2 Form of Affiliate Agreement, in substantially the form executed by each of the persons listed on Schedule II to this Schedule 13D, Peter J. Boni, James Carling, Gary Daniels, William E. Ford, Steven Gal, Paul B. Lavellee, Marc McMorris, Terence H. Osborne, Frederick Phillips, James P. Plantan, Allen A. A. Swann, William Wyman, The Peter J. Boni February 2000 Retained Annuity Trust U/D/T and The Paul B. Lavellee Irrevocable Trust.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 18, 2001        CHORDIANT SOFTWARE, INC.

                              By: /s/ Samuel T. Spadafora
                                 ---------------------------
                              Samuel T. Spadafora
                              Chairman of the Board of Directors and
                              Chief Executive Officer

                                  SCHEDULE I

        EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF CHORDIANT SOFTWARE

NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
----                     ----------------------------------

Samuel T. Spadafora      Chairman of the Board of Directors and Chief Executive
                         Officer

Stephen Kelly            President and Chief Operating Officer

Joseph F. Tumminaro      Chief Technology Officer and Director

Donald J. Morrison       Executive Vice President, Worldwide Field Operations

Cary G. Morgan           Corporate Controller, Acting Chief Accounting Officer,
                         Acting Chief Financial Officer and Acting Secretary

All individuals named in the above table are employed by Chordiant Software, Inc. The address of Chordiant Software's principal executive office is 20400 Stevens Creek Boulevard, Suite 400, Cupertino, CA 95014.

                 NON-EMPLOYEE DIRECTORS OF CHORDIANT SOFTWARE

                                                                                        NAME AND
                                           PRINCIPAL OCCUPATION                         ADDRESS OF ORGANIZATION
NAME                                       OR EMPLOYMENT                                IN WHICH EMPLOYED
---------------------------------------------------------------------------------------------------------------------------
Oliver D. Curme                            General Partner                              Battery Ventures, LP
                                                                                        20 Williams Street, Suite 200
                                                                                        Wellesley, MA 02181

Kathryn C. Gould                           General Partner                              Foundation Capital
                                                                                        70 Willow Road, Suite 200
                                                                                        Menlo Park, CA 94025

Mitchell E. Kurtzman                       President, Chief Executive Officer and       Liberate Technologies
                                           Director                                     2 Circle Star Way
                                                                                        San Carlos, CA 94070

Robert S. McKinney                         Acting Chief Information Officer             Metropolitan Life Insurance Company
                                                                                        One Madison Avenue, Area 5H
                                                                                        New York, NY 10010

  and                                      Independent Consultant                       Information Management Consulting
                                                                                        c/o Chordiant Software, Inc.
                                                                                        20400 Stevens Creek Boulevard, Suite 400
                                                                                        Cupertino, CA 95014

William Raduchel                           Chief Technology Officer                     America Online Incorporated
                                                                                        20000 AOL Way, #505
                                                                                        Dulles, VA 20166

Carol L. Realini                           Independent Consultant                       c/o Chordiant Software, Inc.
                                                                                        20400 Stevens Creek Boulevard, Suite 400
                                                                                        Cupertino, CA 95014

David R. Springett, Ph.D.                  President                                    Community College Foundation
                                                                                        1901 Royal Oaks Drive
                                                                                        Sacramento, CA 95815

                                  SCHEDULE II

                                                                           PERCENTAGE OF
                                           NUMBER OF SHARES* OF PRIME      OUTSTANDING SHARES OF
                                           RESPONSE COMMON STOCK           PRIME RESPONSE COMMON
PRIME RESPONSE STOCKHOLDER                 BENEFICIALLY OWNED              STOCK AS OF JANUARY 8, 2001
------------------------------------------------------------------------------------------------------
GAP Coninvestment Partners, L.P.              1,219,774                             6.0

GAP Coninvestment Partners II, L.P.             427,474                             2.1

General Atlantic Partners 42, L.P.            4,151,856                            20.3

General Atlantic Partners 48, L.P.              421,708                             2.1

General Atlantic Partners 52, L.P.            1,373,225                             6.8

General Atlantic Partners 57, L.P.              598,791                             3.0





_______________

* Does not include a warrant to purchase 50,757 shares of Prime Response Common Stock exercisable by GAP Coinvestment Partners II, L.P. and does not include a warrant to purchase 225,454 shares of Prime Response Common Stock excercisable by General Atlantic Partners 52, L.P., which warrants are exercisable within 60 days of January 8, 2001.

                                 SCHEDULE III

NAME                     POSITION
----                     --------
Matthew Nimitz           General Partner, GAP Coninvestment Partners, L.P.
                         General Partner, GAP Coninvestment Partners II, L.P.
                         General Partner, General Atlantic Partners 42, L.P.
                         General Partner, General Atlantic Partners 48, L.P.
                         General Partner, General Atlantic Partners 52, L.P.
                         General Partner, General Atlantic Partners 57, L.P.

EXHIBIT INDEX


EXHIBIT NO.         DESCRIPTION
-----------         -----------

   2.1 Agreement and Plan of Merger and Reorganization, dated as of January 8, 2001, by and among Chordiant Software, Inc., a Delaware corporation, Puccini Acquisition Corp., a Delaware corporation, and Prime Response, Inc., a Delaware corporation, previously filed as Exhibit 2.1 to Chordiant's Form 8-K, dated January 17, 2001 (No.000-29357), and incorporated by reference herein.

   99.1 Form of Voting Agreement, in substantially the form entered into between Chordiant Software, Inc., a Delaware corporation and the persons listed on Schedule II to this
                    Schedule 13D, and Form of Irrevocable Proxy in substantially the form executed by the persons listed on Schedule II to this Schedule 13D in favor of Chordiant Software.

   99.2 Form of Affiliate Agreement, in substantially the form executed by each of the persons listed on Schedule II to this Schedule 13D, Peter J. Boni, James Carling, Gary Daniels, William E. Ford, Steven Gal, Paul B. Lavellee, Marc McMorris, Terence H. Osborne, Frederick Phillips, James P. Plantan, Allen A. A. Swann, William Wyman, The Peter J. Boni February 2000 Retained Annuity Trust U/D/T and The Paul B. Lavellee Irrevocable Trust.